Filed Pursuant to Rule 433

Registration No. 333-274977

Ameren Corporation

Pricing Term Sheet

December 18, 2023

Issue:	5.00% Senior Notes due 2029 (the “Notes”)

Principal Amount:	$700,000,000

Coupon (Interest Rate):	5.00% per annum

Maturity Date:	January 15, 2029

Benchmark Treasury:	4.375% due November 30, 2028

Benchmark Treasury Price:	101-28+

Benchmark Treasury Yield:	3.950%

Spread to Benchmark Treasury:	+110 basis points

Re-offer Yield:	5.050%

Offering Price (Issue Price):	99.774% of the principal amount

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2024

Optional Redemption:	Prior to December 15, 2028 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB (Stable)

Trade Date:	December 18, 2023

Settlement Date:	December 21, 2023 (T+3)**

CUSIP / ISIN:	023608 AQ5/ US023608AQ57

Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc.

Co-Managers:	Drexel Hamilton, LLC MFR Securities, Inc. Mischler Financial Group, Inc.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated December 18, 2023.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made against payment therefor on or about the Settlement Date specified above, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially are expected to settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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